Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Magnuss Corp.
580 Riverside Ave., #104
Westport, CT 06880
www.magnuss.com

Up to $1,070,000.00 in Common Stock at $20.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Magnuss Corp.
Address: 580 Riverside Ave., #104, Westport, CT 06880
State of Incorporation: NY
Date Incorporated: January 11, 2013

Terms:

Equity

Offering Minimum: $10,000.00 | 500 shares of Common Stock
Offering Maximum: $1,070,000.00 | 53,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $20.00
Minimum Investment Amount (per investor): $240.00

Voting Rights of Securities Sold in this Offering

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest in the first 72 hours and receive 15% Bonus Shares.

Super Early Bird

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

Amount-Based Perks

Tier 1 | $5,000+

Invest $5,000+ and receive 5% Bonus Shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% Bonus Shares.

Tier 3 | $20,000+

Invest $20,000+ and receive 20% Bonus Shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Magnuss Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $20.00 / share, you will receive and own 110 shares for $2,000.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>Insider Investment Notice</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Magnuss is a maritime technology firm established to provide modern auxiliary wind-based propulsion for global shipping. The Magnuss VOSS or Vertically-variable Ocean Sail System is a patented fuel saving technology, supporting the de-carbonization of the shipping industry. The VOSS will enable significant reduction of both fuel costs and greenhouse gas emissions of ships. This addresses major problems facing the global shipping industry in terms of energy consumption and environmental impact.

With high fuel costs and air pollution under ever-increasing scrutiny and regulation, the shipping industry faces economic and environmental challenges: (i) Economic - costly fuel represents a high percentage of bulk cargo shipping expense. (ii) Environmental - the shipping industry is among the highest CO2 emitters worldwide, ranking sixth on a list of nations, between Germany and Japan. Today, shipping is responsible for one billion tons of CO2 per year; that's more carbon annually than is produced by all the cars in the US. The recognized threat that these emissions have for the planet will thus increase an already significant fuel cost.

At Magnuss, we have developed and patented a solution that increases fuel economy and reduces harmful emissions, by harnessing the wind. This addresses major problems facing the global shipping industry in terms of energy consumption and environmental impact. The idea is to augment ship propulsion with sails and supplement a ship's installed engine power with a wind-based propulsion system to deliver three benefits:

(i) predictable, repeatable, industry acknowledged fuel savings up to 50% for an industry breaking its back to save 2-4%,

(ii) a substantial and differentiated means to reduce carbon emissions in the face of tightening regulations, and

(iii) an industry and class-approved design that meets the needs of today's global oceanic shipping industry.

Our solution aims to dramatically reduce a ship's fuel consumption and carbon footprint, predicated on a proven technology, re-engineered to fit today's global shipping infrastructure.

Inspired by past ingenuity, Magnuss re-imagined sail technology, called the Flettner rotor which was first sea-trialed in the 1920's by aviation engineer Anton Flettner. At Magnuss, we improved the Flettner rotor design by making it transformable. Introducing the Magnuss VOSS or Vertically-variable Ocean Sail System, a wind-based propulsion system embedded in a cargo ship as a retrofit.

The Magnuss VOSS, is the cutting-edge mechanical sail that can be installed in new and existing vessels with the potential to slash fuel consumption and emissions in half. The Magnuss VOSS augments a ship's installed engine power with a propulsion system that converts wind into forward thrust. Its game-changing innovation is retractability—allowing the sail to be stowed below deck and free up port operations.

Magnuss Corp. is currently in the pre-revenue stage of development. Magnuss Corp. is a New York C-Corp that is headquartered in Connecticut.

Magnuss Corp. was initially organized as Magnuss Ltd., a Bermuda exempted company on October 19, 2011. On November 24, 2015, Magnuss Ltd. merged into its subsidiary, Magnuss Services, Inc. a New York registered C-Corp that was incorporated on January 11, 2013. On November 1, 2016, Magnuss Services, Inc. was renamed to Magnuss Corp. which owns all of the intellectual property and patents.

Competitors and Industry

The competitive landscape is lean. Several firms exploring soft sails, rigid sails and kites are inferior to the Flettner rotor-based systems, such as the VOSS, because they exhibit a lower lift coefficient and a higher cost per pound of thrust. A few competitive sail systems have emerged while falling short of delivering a robust high-quality product applicable for modern shipping. The closest competitors are Norsepower and Anemoi. However, these Flettner rotor designs, like other fixed height systems, which don't retract, create unwanted drag in unfavorable winds.

Where the Magnuss VOSS stands above conventional vertically fixed Flettner-based systems is demonstrated in several innovative, patented design features. The chief advantage of the Magnuss VOSS is retractability. The VOSS can be fully retracted and stowed below deck, out of the way (different from all other current and past fixed Flettner rotor designs). This signature feature is important, especially for dry bulk carriers, when loading/unloading in port and for reducing drag in unsuitable conditions at sea.

At scale, the VOSS design will be a 100-foot tall spinning, hollow, metal cylinder that propels a ship using the principle of physics called the Magnus effect, which is quite common. It's the reason a spinning ball curves in mid-air. The Magnus effect is a force produced perpendicular to the wind direction when an axially-symmetric, rotating object is placed in a wind stream. It is worth noting that the VOSS does not create electricity (it is not a wind turbine). It creates thrust. Ideally, four to six VOSS units will be deployed aboard the biggest ships in the world to reduce a ship's fuel consumption and carbon footprint.

Global shipping has roughly 55,000 ships, which comprise today's merchant world fleet. More than three-quarters of these ships are cargo ships, tankers, and dry bulk carriers - the total addressable market for Magnuss. Our initial target market is the dry bulk carrier sector, comprising 12,258 ships, which are ideally suited for the Magnuss VOSS design. Of these ships, we are focused first on the largest, gearless bulk carriers which typically carry grain and iron ore. From this sector alone, the financial value created annually by reducing fuel consumption and harmful emissions is meaningful.

Current Stage and Roadmap

Magnuss is in a build and expand mode (evolving from its pre-product, pre-revenue stage), on the heels of a decade of investment in design, engineering, prototyping, analytics, classification, utility patents and customer validation. Initial customers and vessels have been identified. We have completed prototyping and are ready to cut steel on a full-scale commercial product. Leveraging support from a deep network of shipping operators and an aggressive regulatory environment, we have a full-scale ship deployment plan in place, through our joint industry work with ship owners, charterers, and shipyards. Now, we are proceeding with our plan to roll out the technology comprising two phases: 1) The first phase is project development, 2) The second phase is the buildout, to build/install/certify the first VOSS ship deployment.

In the upcoming year, with StartEngine funding, Magnuss will continue in collaboration with industry partners, to develop one of the largest ever, wind-based propulsion projects. We'll prosecute the project plan, contract with shipowners, charterers and manufacturers, and complete the integration engineering and obtain construction capital as we begin the technology rollout. Future funding will cover the buildout of a full-scale, commercial product and deployment. The Company's efforts for the next few years will be focused on project development and technology deployments, launching the VOSS product line, developing follow-on projects, growing our distribution network, scaling the business, expanding our sector reach and enhancing R&D efforts.

The Team

Officers and Directors

Name: James Rhodes

James Rhodes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-Founder, and Director
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Mr. Rhodes is responsible for managing the overall operations and resources of the firm in addition to strategy, corporate development, finance, tax and accounting, sales, project development, investor relations. Mr. Rhodes currently does not receive salary compensation for this role and anticipates a salary compensation of $200,000 per year.

Name: Edward Shergalis

Edward Shergalis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, Co-Founder, and Director
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Mr. Shergalis is responsible for business and software development, analytics, charterer agreements, patent strategy, marketing, media, and customer engagement. Mr. Shergalis currently does not take salary compensation for his role and has an anticipated salary compensation of $200,000.

Name: Gerard Condon

Gerard Condon's current primary role is with Retired. Gerard Condon currently services as needed hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Non-Executive Board Member
  Dates of Service: October 21, 2021 - Present
  Responsibilities: Non executive Board Member. Mr. Condon does not currently receive salary compensation for his role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the global shipping industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational sail or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have not yet manufactured a full-scale VOSS. Delays or cost overruns in the development of the VOSS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits
Magnuss Corp. was formed on October 19, 2011. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Magnuss Corp. has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our patents could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection, the Company's value may be adversely impacted. Moreover, patents are limited in their impact to the country of issue. Our patent portfolio may be weaker in some countries compared to others. In addition, though our patents have been issued, they can be challenged such that the Company will be competing without enforceable intellectual property protection in one or more markets.

The cost of enforcing our patents could be prohibitive
Patent litigation is expensive. Even if we believed that a competitor was infringing on one or more of our patents, we might choose not to file suit, should we lack the cash to successfully prosecute a multi-year litigation or for some other reason. Choosing not to enforce a patent could have adverse consequences for the Company, including undermining the credibility of our intellectual property and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost, your investment in the Company could be adversely affected.

Credit might not be available when we need it, and issuing more equity, if possible, may dilute your ownership interest
There may be a need to access credit or equity in the future. If we cannot obtain credit, we could be forced to raise additional equity, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors and at a price below its current price. If so, your investment could lose value as a result of this additional dilution and your ownership percentage may be reduced with

the addition of more investors. If we are unable to find credit or equity capital, this could result in the Company performing below expectations, which could impair the value of your investment.

There are competitors who are positioned in the market
There are vendors with the economic resources and manufacturing relationships needed to develop, market and sell a competitive product. If these companies are able to bring a product to market at a lower cost, it is possible that our product could be challenged by established players. If that occurs, then the value of your investment may be diminished.

Our product could fail to achieve the sales traction we expect
Our projections assume that we will be able to successfully launch a well-priced product that will gain traction in the marketplace. It is possible that our product will fail to gain market acceptance for any number of reasons. If the product fails to achieve projected sales and acceptance in the marketplace, this could adversely impact the value of your investment.

We could fail to achieve the growth rate we expect.
We expect to generate growth from the investments into project development following this offering. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties for services essential to the success of our business
We rely on third parties to provide engineering, manufacturing, and installation among other things. It is possible that some of these third parties will fall short and that we will experience delays, defects, errors that will impact our operations and for which we may have little or no recourse to recover damages. As a result, your investment could be adversely impacted by our reliance on third party performance.

The loss of key personnel, or a failure to attract and retain qualified personnel in the future, could harm our business
In the future, the Company may need to hire additional employees. Depending on the circumstances, we may not be able to locate or attract qualified individuals as needed. We may also make costly mistakes in terms of recruiting and hiring. If we are unable to attract, hire and retain the right talent, the business may suffer, thereby adversely impacting the value of your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment. Following your investment, there may be restrictions on how one can resell the securities. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While returns may come in the form of an IPO, a strategic sale or dividend distributions, it is possible that market conditions may impede any one of these paths.

The amount raised in this offering may include investments from officers and

directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company is likely to need additional funds in the future.
The Company, is offering common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Rhodes	416,481	Common Stock	30.72%
Edward Shergalis	416,481	Common Stock	30.72%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 53,500 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,355,823 outstanding.

Voting Rights

One vote per share. Please see the Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stockholders Agreement

The Company currently has certain investors who are party to a Stockholders Agreement which governs their rights. The Company and those specific Stockholders entered into this Agreement for the purposes, among others, of (i) limiting the manner and terms by which capital stock of the Company may be transferred; (ii) adjusting the information rights to reflect current practice; and (iii) providing for certain other rights and obligations of the Stockholders. The investors in this offering are not a party to this agreement.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $545,000.00
  Number of Securities Sold: 60,581
  Use of proceeds: company operations
  Date: September 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Prior Two Fiscal Years Compared

Magnuss has operated the business with support from investment capital. Magnuss has successfully funded the company since 2011 with investments from 30 investors to date. After nearly a decade of investment in design, certification, international patents, and customer validation, R&D efforts have yielded:

• Verified proof of concept

• Novel and defensible patented intellectual property

• Robust engineering substantiated with class approval

• Finalized fabrication and assembly plans with a manufacturer

• Completed installation plans, vetted by top shipbuilders

• Validated high-quality customer interest

• Developed a full- scale, ship deployment plan based on joint industry collaboration

In the early years, a large fraction of expense resulted from R&D. Magnuss completed the design and engineering for its patented VOSS technology and obtained approval from Lloyd's Register, the UK classification society. This approval means the design meets the highest standard for quality in global shipping. Subsequently, a portion of expenses were allocated to intellectual property protection. Magnuss protects its intellectual property through issued patents (owned by Magnuss Corp.). Magnuss has a number of patented innovations spanning 16 countries worldwide. Roughly $30,000 per year can be expected to maintain its patent portfolio.

Expenses

Over the past two years, the Company's expenses consist of, among other things, compensation, marketing, fees for professional services and patents, research and development expenses, and general administrative expenses. Expenses in 2020 decreased $135,301 from 2019, largely due to a reduction in compensation.

Historical results and cash flows:

The historical results and cash flows are not entirely representative of what investors should expect in the future. To date, apart from capital provided by the founders the cash needed to support operations was obtained by selling equity. In the future, once commercial, Magnuss plans to generate revenue from selling/financing VOSS units and driven by ship deployments. Our business model is direct sales to customers and employs several distribution channels. The Magnuss VOSS units are sold directly to shipowners or may be deployed with 3rd party financing. We provide our customers with value by reducing the need for fuel to propel the vessel and helping them meet the demands of increasing environmental legislation. And our contract manufacturing approach affords capital efficiency, high free cash flow, low-cost production, low overhead, and limited inventory. To scale the business, Magnuss can leverage project finance, fully supported by a share of the savings to accelerate deployment at no cost to the ship owner.

Magnuss is now ready to expand, drawing on nine years of investment in design, certification, patents, and customer validation and leverages support from a deep network of shipping operational and technical expertise. We have a full-scale ship deployment plan in place, through our joint industry work with ship owners, charterers, and shipyards. In this next phase, Magnuss will continue in collaboration with industry partners, to develop one of the largest ever, wind-based propulsion projects.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has modest cash reserves, few other funds or capital resources available, and no revolving line of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our operations because the Company has modest cash reserves, no revolving line of credit and is currently supported by its two founders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds of this campaign are critical to our operations because the Company, currently supported by its two founders, has modest cash reserves, few other funds or capital resources available, and no revolving line of credit.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Should the StartEngine capital raise yield only the minimum, the funds will be used for StartEngine marketing fees. The Company will then need to seek expansion capital through other means. The Company currently has no revolving line of credit and is currently supported by its two founders. Currently there are no plans to discontinue operations if the company does not have a successful raise on StartEngine.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1,070,000, we anticipate the Company will be able to operate 12-18 months to complete the project plan. This is based on a current monthly burn for expenses related to salaries, R&D, SG&A, StartEngine fee and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Magnuss VOSS units are sold directly to shipowners or may be deployed with 3rd party financing. To scale the business, Magnuss can leverage project finance, fully supported by a share of the savings to accelerate deployment at no cost to the shipowner.

Indebtedness

- **Creditor:** SBA PPP - Chase Bank
  Amount Owed: $83,530.00
  Interest Rate: 1.0%
  Maturity Date: April 08, 2025
  Currently, the remaining balance outstanding is $28,459, of the original $83,530. As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $27,116,460.00

Valuation Details:

Measures used for valuation include comparable company, investment analysis and discounted cash flow. Below is a relative valuation using comparable company analysis. There are two companies that provide similar products/prototypes.

(1) Norsepower:

o A Finnish company that provides fixed Flettner rotors. They have installed conventional vertically fixed Flettner rotors on two ferries and one Maersk tanker. Notably, a Norsepower rotor is smaller than the Magnuss VOSS and therefore generates less thrust. It is also not retractable and ill-suited for large bulkers.

o The company raised EUR 8 million of venture funding in a deal led by Oil and Gas Climate Initiative on August 23, 2019, putting the company's pre-money valuation at EUR 29.16 million. VNT Management and other undisclosed investors also participated in the round. The funds will be used to scale up production at the company's manufacturing facilities as part of the next phase of commercialization triggered by demand for renewable wind energy propulsion systems.

(2) Anemoi

o Conventional vertically fixed design that is movable on deck using rails. But due to the rail system and stability restrictions and given it does not retract, in unfavorable winds, this design like other fixed systems creates unwanted drag. Their focus is smaller, geared ships.

Regulations are further driving the demand for wind-based technology. The past two years have marked a turning point, where an increasing emphasis on combating climate change led to an elevated focus on sustainable solutions among the players in commercial maritime shipping. At a macro level, the industry and the regulators are committed to more sustainable practices. Meanwhile, at a micro level, individual organizations answered the bell to curb harmful greenhouse gas emissions. Specifically, ship owners and charterers moved aggressively to prepare for future regulations, support sustainable operations, and manage the environmental impact of their fleets. The main driver continues to be evolving regulation.

The Global Maritime Forum unveiled in 2020 a set of working principles on behalf of charterers that reflect a bias to ships actively reducing their carbon footprint. Coupled with the Poseidon Principles, a self-governing climate alignment agreement amongst financial institutions, the Sea Cargo Charter demonstrates charterers' commitment, alongside the banks' commitment, to reduce the shipping industry's carbon footprint.

In June 2021, the International Maritime Organization adopted technical and operational measures to reduce the carbon intensity of international shipping, taking effect in January 2023. With new regulations and customer-driven carbon requirements on the horizon, the sector is set to become increasingly more sustainable. This is good news for emissions reduction technologies such as the Magnuss VOSS, driving product demand, and thereby higher valuations.

This pre-money valuation was calculated on a fully diluted basis, the company currently only has one class of stock, no outstanding options, and no outstanding convertible securities. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  31.0%
  R&D includes project development, electrical and control systems components, construction drawings, classification for ship integration and survey costs. Also we've included the provision for engineering on potential lift mechanical development and consulting on the propulsion payment agreement.

- *Project Development and General Administration*
  29.0%
  This entry covers employee salaries for senior oversight, finance, operations, project development, management, and administration. Specifically, this covers overall operational and resource management of the firm including strategy, corporate and project development, governance, customer and investor relations and finance. Other functions include business and software development, analytics, patent strategy and development, customer engagement, marketing and media.

- *Sales & Marketing*
  27.0%
  This entry covers employee salaries for sales and marketing, capital raises, and customer engagement. Specifically, funding activities and marketing include Startegine fees, outreach to investors and strategic partners, and digital marketing of the crowd funding offering.

- *Professional Services*
  9.5%
  This entry covers operations and professional service fees. Costs covered in this category include legal and documentation fees, accounting preparation and controls, patent maintenance, travel to build site, bank charges, conference fees, insurance, licenses, taxes, and office expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.magnuss.com (magnuss.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/magnuss

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Magnuss Corp.

[See attached]

MAGNUSS CORP.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Magnuss Corp.
Westport, Connecticut

We have reviewed the accompanying financial statements of Magnuss Corp., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 28, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

MAGNUSS CORP.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 55,147	$ 29,415
Employee advances	-	28,000
TOTAL CURRENT ASSETS	55,147	57,415
OTHER ASSETS		
Patents	188,312	171,553
	188,312	171,553
TOTAL ASSETS	$ 243,459	$ 228,968

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ -	$ 29,683
SBA PPP loan	83,530	-
TOTAL CURRENT LIABILITIES	83,530	29,683
TOTAL LIABILITIES	83,530	29,683
SHAREHOLDERS' EQUITY		
Treasury stock, see note 4	(100)	-
Common stock, see note 4	1	1
Additional paid-in capital	3,933,665	3,823,665
Shareholders' equity	(3,773,637)	(3,624,381)
TOTAL SHAREHOLDERS' EQUITY	159,929	199,285
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 243,459	$ 228,968

See independent accountant's review report and accompanying notes to financial statements.

MAGNUSS CORP.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
General and administrative	3,344	10,260
Payroll expense	111,261	257,083
Professional fees	5,331	8,274
Sales and marketing	1,420	2,561
TOTAL OPERATING EXPENSES	121,356	278,178
NET OPERATING INCOME	(121,356)	(278,178)
OTHER INCOME/(EXPENSES)		
Write off of employee advances	(27,900)	-
TOTAL OTHER INCOME/(EXPENSES)	(27,900)	-
NET LOSS	$ (149,256)	$ (278,178)

See independent accountant's review report and accompanying notes to financial statements.

MAGNUSS CORP.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Treasury Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	-	$ -	1,395,242	$ 1	3,518,665	$ (3,346,203)	$ 172,463
Issuance of common stock	-	-	26,354	-	305,000	-	$ 305,000
Net loss	-	-	-	-	-	(278,178)	$ (278,178)
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	1,421,596	$ 1	$ 3,823,665	$ (3,624,381)	$ 199,285
Repurchase of stock	100,000	(100)	(100,000)	-	-	-	$ (100)
Issuance of common stock	-	-	9,506	-	110,000	-	$ 110,000
Net loss	-	-	-	-	-	(149,256)	$ (149,256)
ENDING BALANCE, DECEMBER 31, 2020	**100,000**	**$ (100)**	**1,331,102**	**$ 1**	**$ 3,933,665**	**$ (3,773,637)**	**$ 159,929**

See independent accountant's review report and accompanying notes to financial statements.

MAGNUSS CORP.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (149,256)	$ (278,178)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Employee advances	28,000	-
Increase (decrease) in liabilities:		
Accounts payable	(29,683)	24,823
CASH USED FOR OPERATING ACTIVITIES	(150,939)	(253,355)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for patents	(16,759)	(23,138)
CASH USED FOR INVESTING ACTIVITIES	(16,759)	(23,138)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SBA PPP loan	83,530	-
Cash paid to repurchase treasury stock	(100)	-
Issuance of common stock	110,000	305,000
CASH PROVIDED BY FINANCING ACTIVITIES	193,430	305,000
NET INCREASE IN CASH	25,732	28,507
CASH AT BEGINNING OF YEAR	29,415	908
CASH AT END OF YEAR	$ 55,147	$ 29,415
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

MAGNUSS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(unaudited)

1. Summary of Significant Accounting Policies

The Company
Magnuss Corp. (the "Company") is a maritime technology firm established to provide wind-based propulsion systems for global shipping to reduce fuel consumption and harmful greenhouse gas emissions. The Company is registered in New York and Connecticut, with headquarters in Westport, Connecticut.

The Company was originally established as Magnuss Ltd., in Bermuda on October 19, 2011. On January 11, 2013, Magnuss Services, Inc. was incorporated in the State of New York, as a 100% owned subsidiary of Magnuss Ltd. On November 24, 2015, Magnuss Ltd. merged into Magnuss Services Inc. On November 1, 2016, Magnuss Services Inc. changed its name to Magnuss Corp.

Going Concern
Since Inception, the Company has relied on funds from issuance of common stock to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the Magnuss VOSS™.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate

1. **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Patents
The Company has recorded intangible assets at cost. The intangible assets consist of patents. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States New York and Connecticut.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by through the installation and sale of the Magnuss VOSS™ system. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized nil in revenue.

1. **Summary of Significant Accounting Policies (continued)**

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. SBA PPP Loan

In 2020, the Company received loan proceeds of $83,530 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

3. **SBA PPP Loan (continued)**

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

4. **Equity**

Treasury Stock
In fiscal 2020, the board of directors authorized a purchase of 100,000 shares of the Company's common stock for $100.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.000001 par value per share. As of December 31, 2020, 1,431,102 shares have been issued and 1,331,102 are outstanding. As of December 31, 2019, 1,421,596 shares have been issued and are outstanding.

5. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on January 11, 2013, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. **Subsequent Events**

PPP Loan Partially Forgiven
In April 2021, the Company received notice from the SBA that $41,666 of the PPP loan was forgiven. The loan was partially (not fully forgiven, as expected) because a portion of payroll expenses were disallowed due to a cap placed on payroll paid to officers of the Company. The additional $41,864 will be paid with 1% interest, over two years, with minimum monthly payments of $3,300. The Company has applied for an extension to change the two-year maturity date to five years. The Company received notification of the extension approval as of June 28, 2021 but has not received the revised monthly payment yet.

6. Subsequent Events (continued)

Share Issuances
During 2021, the Company has issued an additional 19,016 shares of common stock, at a par value of $0.000001 for $100,000.

Managements Evaluation
The Company has evaluated subsequent events through June 28, 2021, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Magnuss Corp.

Maritime Shipping Technology


MAGNUSS
WIND POWER FOR THE WORLD'S SHIPPING FLEET

Website Westport, CT TECHNOLOGY

$0.00 raised

0 Investors	$27.1M Valuation
$20.00 Price per Share	$240.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

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Magnuss is a maritime technology and project development firm that provides a wind-based propulsion system for global shipping to reduce fuel consumption and emissions. The system is a hi-tech sail called the Magnuss VOSS or Vertically-variable Ocean Sail System, an example of a modern technology that offers remarkable fuel savings at a time when minimizing costs, reducing fossil fuel use, and complying with current and future legislation are crucial. Magnuss Corp. is currently in the pre-revenue stage of development.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Global Impact – large, scalable, retrofit ready, and with 50,000 ships transporting 90% of the world's goods, any improvement represents a global investment opportunity
- Competitive Edge – innovative tech, patented internationally, retractable design, class-approved, fits industry infrastructure, meets customer demand, complies with regulations
- Environmental and Economic Benefits – delivers double bottom line benefit, creating financial value by reducing fuel consumption and harmful greenhouse gas emissions

Maritime shipping represents an investment opportunity with global impact

International shipping transports 90% of all goods, vital for world trade and the economy. Without it, the bulk transportation of raw materials and the import/export of food and goods would not be possible. The shipping industry has reached a substantial tipping point regarding energy consumption. Fuel costs consume a meaningful fraction of the industry's revenue. And while the lifeblood of the global economy, shipping is a significant source of air pollution. So, there is an economic and environmental problem to be solved.


THE MAGNUSS VOSS
VERTICALLY-VARIABLE
OCEAN
SAIL
SYSTEM
IS A HIGH TECH SAIL
02:11

**Rendering of Magnuss VOSS. Images are computer-generated demo versions. The product is currently under development.*

THE PROBLEM

Shipping is costly and takes a major toll on the environment

With high fuel costs, and air pollution under ever-increasing scrutiny and regulation, the shipping industry faces economic and environmental challenges:

- Economic - costly fuel represents a high percentage of bulk cargo shipping expense.
- Environmental - the shipping industry is among the highest CO2 emitters worldwide, ranking sixth on a list of nations, between Germany and Japan. Today, shipping is responsible for one billion tons of CO2 per year; that's more carbon annually than is produced by all the cars in the US.

The recognized threat that these emissions have for the planet will thus increase an already significant fuel cost.

THE SOLUTION

Harness the wind to power ships – thereby increasing fuel economy and reducing harmful CO_2 emissions

At Magnuss, we have developed and patented a solution that increases fuel economy and reduces harmful emissions, by harnessing the wind. This addresses major problems facing the global shipping industry in terms of energy consumption and environmental impact. The idea is to augment ship propulsion with sails and supplement a ship's installed engine power with a wind-based propulsion system, to deliver three benefits:

- predictable, repeatable, industry acknowledged fuel savings up to 50% for an industry breaking its back to save 2-4%,
- a substantial and differentiated means to reduce carbon emissions in the face of tightening regulations, and
- an industry and class-approved design that meets the needs of today's global oceanic shipping industry.

Our solution aims to dramatically reduce a ship's fuel consumption and carbon footprint, predicated on a proven technology, re-engineered to fit today's global shipping infrastructure.


THE MAGNUSS VOSS
VERTICALLY-VARIABLE
OCEAN
SAIL
SYSTEM

**Rendering of Magnuss VOSS. Images are computer-generated demo versions. The product is currently under development.*

WHAT WE DO

Game-changing tech, delivering wind power to the world's shipping fleet

Inspired by past ingenuity, Magnuss re-imagined sail technology, called the Flettner rotor, first sea-trialed in the 1920's by aviation engineer Anton Flettner. At Magnuss, we improved the Flettner rotor design by making it transformable. Introducing the Magnuss VOSS or Vertically-variable Ocean Sail System, a wind-based propulsion system embedded in a cargo ship as a retrofit.

The Magnuss VOSS, is the cutting-edge mechanical sail that can be installed in new and existing vessels with the potential to slash fuel consumption and emissions in half. The Magnuss VOSS augments a ship's installed engine power with a propulsion system that converts wind into forward thrust. Its game-changing innovation is retractability—allowing the sail to be stowed below deck and free up port operations.

At scale, the VOSS design will be a 100-foot tall spinning, hollow, metal cylinder that propels a ship using the principle of physics called the Magnus effect, which is quite common. It's the reason a spinning ball curves in mid-air. The Magnus effect is a force produced perpendicular to the wind direction when an axially-symmetric, rotating object is placed in a wind stream. It is worth noting that the VOSS does not create electricity (it is not a wind turbine). It creates thrust. Ideally, four to six VOSS units will be deployed aboard the biggest ships in the world to reduce a ship's fuel consumption and carbon footprint.


THE MAGNUSS VOSS SPINS, HARNESSING THE WIND TO PRODUCE ZERO CARBON PROPULSION
MAGNUSS

Rendering of Magnuss VOSS. Images are computer-generated demo versions. The product is currently under development.

HOW IT WORKS


Thrust
Wind
Person to scale
High wind speed- lower pressure
2
Thrust
Wind
1
3
Rotor sail
Low wind speed- higher pressure

1. When wind hits the rotating cylinder, it passes on both sides
2. As the wind blows over the rotating cylinder, a pressure differential forms, creating thrust (the Magnus effect) perpendicular to the wind's direction.
3. A small amount of electrical power is used to turn the rotor sail.

HOW WE ARE DIFFERENT

Retractability is key

The competitive landscape is lean. Several firms exploring soft sails, rigid sails and kites are inferior to the Flettner rotor-based systems, such as the VOSS, because they exhibit a lower lift coefficient and a higher cost per pound of thrust. A few competitive sail systems have emerged while falling short of delivering a robust high-quality product applicable for modern shipping.


Magnuss VOSS
Max. Lift Coefficient
13
10
8
6
5
4
3
2
1
Flettner Rotor 1922
Cousteau turbo sail
Wing sail with suction
Japanese folding stiff sail
Wing sail
Bermuda and gaff sail
Square sail

D. R. Pearson, "The Use Of Flettner Rotors in Efficient Shipdesign," *Influence Of EEDI On Ship Design*, 2014

The Magnuss VOSS stands above conventional vertically-fixed, Flettner-based systems in its innovative, patented design features. The key innovation and chief competitive advantage of the Magnuss VOSS is retractability. It can be fully retracted and stowed below deck, out of the way (different from all other current and past fixed Flettner rotor designs). This signature feature is important, especially for dry bulk carriers, when loading/unloading in port and for reducing drag in unsuitable conditions at sea.


MAGNUSS
MAGNUSS
MAGNUSS


The Key Innovation Is *Retractability*, Which Is The Means To Stow The Sail Below Deck & Free Up Port Operations.

**Rendering of Magnuss VOSS. Images are computer-generated demo versions. The product is currently under development.*

THE MARKET

The market opportunity is large, leading to meaningful economic and environmental benefits

Global shipping has roughly 55,000 ships, which comprise today's merchant world fleet. More than three-quarters of these ships are cargo ships, tankers, and dry bulk carriers - the total addressable market for Magnuss. Our initial target market is the dry bulk carrier sector comprising 12,258 ships, which are ideally suited for the Magnuss VOSS design. Of these ships, we are focused first on the largest, gearless bulk carriers which typically carry grain and iron ore. From this sector alone, the financial value created annually by reducing fuel consumption and harmful emissions is meaningful.

MARKET SIZE


Passenger Ships
7,027
Cargo Ships
15,106
Container Ships
5,307
Bulk Carriers
12,258
Tankers
15,045

(Source) The above data is from varying sources including the UN Maritime Transport Review report, and Statista Research.

OUR TRACTION

Magnuss now preparing to cut steel on a full-scale project for dry bulk carriers

After nearly a decade of extensive investment in design, certification, patents, and customer validation, and drawing on shipping operational and technical expertise and support, Magnuss is ready to expand! Patented across 16 countries, the Magnuss VOSS is approved by Lloyd's Register, the UK classification society, meaning the design meets the highest standard for quality in global shipping. We have a full- scale ship deployment plan in place, through our joint industry work with ship owners, charterers and shipyards. And our savings and performance analytics have been verified by Lloyd's Register in its newly released 2021 Report. Today, Magnuss is seeking capital as it continues in collaboration with industry partners, spanning the next 12-18 months to develop one of the largest ever, wind-based propulsion projects and unlock customer demand for more fuel-efficient dry bulk shipping.



United States
Patent Application Publication
Holohan et al.
Pub. No.: US 2013/0042798 A1
Pub. Date: Feb. 21, 2013


The United States of America



Lloyd's Register
Marine Design Appraisal Document

PRODUCT VERIFICATION


Magnuss VOSS Analytic Model Review
"Lloyd's Register verifies that for the voyages specified, the Magnuss model accurately calculates the savings delivered by the VOSS, when deployed."

New Orleans To Rotterdam, Cargo Ship With 4 VOSS Units Savings Up To 50% (Real World Data)

THE BUSINESS MODEL

Direct sales and multiple revenue streams to provide ample reach within our industry

Our business model is direct sales to customers and employs several distribution channels. Revenues are generated from selling / financing VOSS units and driven by ship deployments. The Magnuss VOSS units are sold directly to shipowners or may be deployed with 3rd party financing. We provide our customers with value by reducing the need for fuel to propel the vessel and helping them meet the demands of increasing environmental legislation. And our contract manufacturing approach affords capital efficiency, high free cash flow, low-cost production, low overhead and limited inventory.

A unique element of the Magnuss go-to-market strategy is its *Save As You Sail* project finance model. To scale the business, Magnuss can leverage project finance, fully supported by a share of the savings to accelerate deployment at no cost to the ship owner.

A GLOBAL IMPACT

Worldwide shipping moving aggressively to prepare for future regulations and a cleaner way to

Measures that make shipping economically efficient and environmentally friendly are attracting a lot of attention. Leading industrials and global shipping firms need not be convinced that managing fuel requirements directly result in improved financial performance and reduced regulatory risk. The Sustainable Shipping Initiative (SSI) is a multi-stakeholder collective working to accelerate sustainable development in the shipping industry through cross-sectoral collaboration. SSI members selected Magnuss for a case study resulting in a favorable review.


A Pledge to a
GREENER Sea
learn more
sustainable shipping initiative

The past two years have marked a turning point, where an increasing emphasis on combating climate change led to an elevated focus on sustainable solutions among the players in commercial maritime shipping. At a macro level, the industry and the regulators committed to more sustainable practices. Meanwhile, at a micro level, individual organizations answered the bell to curb harmful greenhouse gas emissions. Specifically, ship owners and charterers moved aggressively to prepare for future regulations, support sustainable operations, and manage the environmental impact of their fleets. The main driver continues to be evolving regulation.

The Global Maritime Forum unveiled in 2020 a set of working principles on behalf of charterers that reflect a bias to ships actively reducing their carbon footprint. Coupled with the Poseidon Principles, a self-governing climate alignment agreement amongst financial institutions, the Sea Cargo Charter demonstrates charterers' commitment, alongside the banks' commitment, to reducing the shipping industry's carbon footprint.

In June, the International Maritime Organization adopted technical and operational measures to reduce the carbon intensity of international shipping, taking effect January 2023. With new regulations and customer driven carbon requirements on the horizon, the sector is set to become increasingly more sustainable. This is good news for emissions reduction technologies such as the Magnuss VOSS.

THE VISION

Providing the number one solution to the shipping industry's biggest challenges

Magnuss was established to address the major problems facing the global shipping industry, with a focus on energy consumption and environmental impact. Our goal at Magnuss is to transform the world's cargo fleet into a more efficient, low cost, low polluting, means of ocean transport. We aim to lead the shipping industry in a more cost effective and sustainable direction, capturing a significant market share of today's commercial fleet.


James Rhodes
CEO & Co-Founder
Magnuss
02:46

**Rendering of Magnuss VOSS. Images are computer-generated demo versions. The product is currently under development.*

OUR LEADERSHIP

Seasoned, skilled and driven, our senior team has built a trailblazing product

Bound by history and a singular vision, our senior team has worked together for decades, drawing on deep, hands-on expertise in maritime shipping, clean tech, renewable energy project development, finance, software development, and data analytics. CEO, co-founder and veteran executive, James Rhodes, holds an MBA from Columbia University, a BS in Electrical Engineering from Brown University and has 30+ years of experience in maritime shipping, renewable energy development, project finance, investment banking and management consulting. COO, co-founder and tech entrepreneur, Ted Shergalis, holds a BA from Harvard University and leverages expertise in shipping and early-stage, high-growth business development, software, analytics and operations.



James Rhodes
CEO | Co-founder



Ted Shergalis
COO | Co-founder

Magnuss is supported by a broad network - - experts from academia and industry. The board of directors and commercial advisors bring extensive experience to drive growth. Magnuss collaborates with industry participants such as ship owners, charterers, shipbuilders and financial institutions. Magnuss continues to forge ties with the strongest, most influential shipping organizations to ensure commercial success at scale.

WHY INVEST

Double bottom line benefit – creating economic and environmental value with global impact

Ship owner/operators are laser-focused on eco efficiency ahead of tighter regulations. Magnuss is set to deliver a reliable, best-in-class technology and an investment opportunity with global impact. Our scalable business model is ready to meet immediate customer demand, delivering customers significant and quantifiable fuel savings affording a short payback period. Bottom line savings are meaningful, especially on a line item that represents a large fraction of a ship's annual operating expense. In an industry facing increasing regulatory pressure, an important benefit of the VOSS is the degree to which it creates not only economic value, but also large-scale carbon emission reductions.

Global Market Opportunity

Large, Retrofit-Ready

Competitive Edge

Retractable VOSS, Patented, Class Approved, Highest Fuel Savings

Environmental Impact

Differentiated Means To Reduce Carbon Emissions

Magnuss is providing the means for 100% renewable energy-based ocean transportation and charting a course to make global maritime shipping economically efficient and environmentally sustainable. Join us on this journey to bring wind power to the worlds shipping fleet. Invest in Magnuss today.


MAGNUSS
WIND POWER FOR THE WORLD'S SHIPPING FLEET

**Rendering of Magnuss VOSS. Images are computer-generated demo versions. The product is currently under development.*

Meet Our Team



James Rhodes

Chairman / CEO / Co-Founder / Director

Mr. Rhodes is a veteran executive and brings over 30 years of experience in maritime shipping, renewable energy, investment banking, and management consulting. He is co-inventor of the Magnuss VOSS, a frequent speaker at industry events, and authored numerous articles on clean shipping and environmental finance. He is responsible for managing the overall operations and resources of the firm including strategy, corporate and project development, governance, customer and investor relations, and finance. Formerly, he was COO of GE/AES GHG Services, a renewable energy development firm, and JV between GE and AES. Prior, he was Managing Director at Morgan Stanley for twelve years, after a decade at Goldman Sachs and Booz Allen. MBA - Columbia University, BS in Electrical Engineering - Brown University.



Edward Shergalis

COO, Co-Founder, and Director

Mr. Shergalis is a technology entrepreneur and draws on 20 years in maritime shipping, software technology, and investment banking. He is co-inventor of the Magnuss VOSS and leverages deep expertise in early-stage, high-growth business development and operations. He is responsible for business and software development, analytics, patent strategy, customer engagement, marketing, and media. He started his career at Columbus Chartering, a shipping logistics spin-off of Sea-Land, and then worked in investment banking at Morgan Stanley. After Morgan Stanley, he co-founded [x+1] and sold it to Rocket Fuel. In over two decades, he has built and sold profitable technology companies, employing hundreds of professionals. BA in Philosophy - Harvard University.



Gerard Condon

Member of the Board of Directors

Mr. Condon is a Non-Executive Director for Magnuss Corp.

He brings over 20 years of experience in civil engineering and project management. Mr. Condon retired in 2017 as President of Condon-Johnson & Associates where he shaped CJA's strategy, finance, and operations, resulting in many years of stable growth. After spending six years on the Board of Directors, Mr. Condon joined Condon-Johnson & Associates as President in 2002 and operated the company whose influence was felt in ten Western States from four regional offices. Mr. Condon oversaw CJA's day-to-day operations, finance, strategic planning, and implementation functions.

Mr. Condon has a Bachelor of Arts degree from Fordham University, and a Bachelor of Science degree in Civil Engineering from San Diego State University.

Offering Summary

Company	Magnuss Corp.
Corporate Address	580 Riverside Ave., #104, Westport, CT 06880
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$240.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	500
Maximum Number of Shares Offered	53,500
Price per Share	$20.00
Pre-Money Valuation	$27,116,460.00

Voting Rights of Securities Sold in this Offering

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of his authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest in the first 72 hours and receive 15% Bonus Shares.

Super Early Bird

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

Amount-Based Perks

Tier 1 | $5,000+

Invest $5,000+ and receive 5% Bonus Shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% Bonus Shares.

Tier 3 | $20,000+

Invest $20,000+ and receive 20% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Magnuss Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $20.00 / share, you will receive and own 110 shares for $2,000.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

The global shipping industry emits a billion tons of CO_2 per year and represents 3% of greenhouse gas emissions. That's more than is produced by all US cars combined annually. With high fuel costs, and air pollution under ever-increasing scrutiny and regulation, the shipping industry faces economic and environmental challenges. And with 50,000 ships transporting 90% of the world's goods, any improvement represents a global investment opportunity. Magnuss is seizing this opportunity. Our Vertically-variable Ocean Sail System, or VOSS, is the cutting-edge mechanical sail that can be installed in new and existing vessels with the potential to slash fuel consumption and emissions in half. The Magnuss VOSS augments a ship's installed engine power with a propulsion system that converts wind into forward thrust. Its game-changing innovation is retractability—allowing the sail to be stowed below deck and free up port operations. Patented across 16 countries, the Magnuss VOSS is approved by Lloyd's Register, the UK classification society, meaning the design meets the highest standard for quality in global shipping. With a combined 50 years of experience, our senior team has built a trailblazing product that draws on expertise in maritime shipping, clean tech, and renewable energy. We are now preparing to cut steel on a full-scale project for dry bulk carriers. We'll continue in collaboration with industry partners spanning the next 12-18 months to develop one of the largest ever, wind-based propulsion projects. Join us on this journey to bring wind power to the world's shipping fleet as we set a path to make shipping economically efficient and environmentally responsible. Invest with Magnuss today.

OVERVIEW VIDEO

GRAPHIC: Magnuss. Wind power for the world's shipping fleet

GRAPHIC: The Magnuss Voss. Vertically-Variable ocean sail system is a high tech sail

GRAPHIC: The Magnuss Voss spins, harnessing the wind to produce zero carbon propulsion

GRAPHIC: Voss retracts as the ship heads into port or in adverse wind conditions

GRAPHIC: Voss securely stowed and completely out of the way

GRAPHIC: Port operations proceed without any issues or obstructions.

GRAPHIC: After a successful port call, the ship heads out to sea

GRAPHIC: Once safely underway the Voss units deploy

GRAPHIC: With all Voss units deployed they begin to spin and once again produce zero carbon propulsion

GRAPHIC: Magnuss. Wind power for the world's shipping fleet

THE VISION VIDEO

GRAPHIC: Future360

VO: Hi I'm Sarah Backhouse of future 360. commercial shipping has remained relatively unchanged for 80 years, but now an eye-catching new technology has the potential to revolutionize this global industry.

GRAPHIC: MAGNUSS. Wind Power For The Word's Shipping Fleet

VO: Magnuss is a marine technology company looking to make a positive impact on global shipping. The company is developing a mechanical sail that reduces fuel consumption and carbon emissions.

VO: The genesis the idea comes from solving that big problem right now shipping is a massive problem everyone is burdened by the same cost structure and while it's a highly optimized industry still shipping contributes significantly to carbon emissions as well so there's an environmental and an economic problem to be solved.

VO: This problem is being tackled by a team with expertise in business finance and engineering.

VO: I'm a technology entrepreneur when I had a chance to chat with James and his work at eco capital, the idea of using wind, this renewable resource that's plentiful over the oceans to address one of the largest issues and largest costs that a shipowner has it just coalesced together.

VO: Their proprietary technology is the Magnuss Voss, a vertically variable ocean sail system that uses wind power to propel the world shipping fleet more sustainably.

VO: Picture 100 foot tall by 20 foot wide spinning metal hollow cylinder it harnesses a wind much like a conventional sail but it's 10 times more efficient.

VO: The technology was first invented by German engineer Anton Flettner in the 1920s who attached four so-called rotors to a ship that successfully crossed the Atlantic but…

VO: In an era where fuel was cheap it didn't take on.

VO: The Magnuss Voss differentiates itself by its unique design.

VO: The Magnuss Voss is retractable so in bad winds or in headwinds or loading and unloading it actually is flushed to the deck and is kind of removed from the picture that was the key insight that we got from ship owners as they were asking us about the technology and what they required to implement it on their ships

VO: The economic benefits for ship owners are considerable.

VO: Massive fuel savings 20 to 30 percent in many cases and it's really important because fuel right now represents somewhere around two-thirds to 70 percent of operating spends for shippers

VO: AND with incoming legislation that will force ships to reduce pollutants like carbon dioxide and nitrous oxide shippers are taking more notice of technology that allows them to do well by doing good. With shipping carrying 90 percent of the world's trade, the potential impact is large

VO: inspired by past ingenuity Magnuss has reimagined sail technology in an effort to save fuel and reduce emissions

GRAPHIC: Future 360

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.